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17004856

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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREAN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square, Floor 14

(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNOLD SARABELLA 212 702 6625

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Norman LLP

(Name *if individual, state last, first, middle name*)

One Linden Place, Suite 200	Great Neck	NY	11021-2640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Sarabella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiaries

(SEC I.D. No. 8-40742)

Consolidated Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

December 31, 2016

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
Filed pursuant to Rule 17a-5(e)(3)
December 31, 2016

Table of Contents

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Brean Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Brean Capital LLC and Subsidiaries (collectively, the "Company") as of December, 31, 2016, and the related notes to the consolidated statement of financial condition. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brean Capital LLC and Subsidiaries as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 28, 2017

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2016

Assets:		
Cash and cash equivalents	$	2,696,796
Receivables from broker-dealers and clearing organizations		1,102,745
Securities owned, at fair value (pledged as collateral with clearing organization)		1,291,455,926
Interest receivable		3,568,310
Due from others		3,332,941
Due from affiliate		1,044,993
Prepaid expenses and other assets		3,862,286
Security deposits		1,325,577
Furniture and fixtures, equipment and leasehold improvements, net		1,986,224
Total Assets	$	1,310,375,798
Liabilities:		
Securities sold, not yet purchased, at fair value	$	454,412,519
Securities sold under repurchase agreements		65,604,961
Payable to broker-dealers and clearing organizations		694,337,308
Compensation payable		13,020,692
Accounts payable, accrued expenses and other liabilities		3,573,363
Subordinated borrowings from related parties		12,000,000
Total Liabilities		1,242,948,843
Commitments and Contingencies		
Members' Equity		67,426,955
Total Liabilities and Members' Equity	$	1,310,375,798

The accompanying notes are an integral part of these consolidated financial statements

Brean Capital, LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2016

1. Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and various other exchanges. The Company operates as an introducing broker and has an agreement with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company engages in several classes of services including trading of mortgage backed securities and other fixed income instruments, which are primarily generated out of its New York headquarters along with approximately one third of the sales force residing in 16 branch offices throughout the United States. Its investment banking and syndicate underwriting business including equity sales and research businesses are primarily generated out of New York. The Company is also a market maker in certain securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its consolidated financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board on July 1, 2009 as being the single source of authoritative United States accounting and reporting standards other than guidance issued by the Securities and Exchange Commission ("SEC").

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd. ("BMICS"), a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. ("XBMCIC"), a corporation organized in China in 2011, both of which are wholly-owned subsidiaries of the Company and whose operations has been discontinued, effective April 1, 2014. BMICS had provided investment banking and advisory services and XBMCIC had provided consulting services in the Xiamen Special Zone. All material intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchanges.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016, cash and cash equivalents of $2,696,796 were held at one financial institution which is $2,446,796 in excess of the Federal Deposit Insurance Corporation limit of $250,000. The Company also has two letters of credit aggregating $1,191,484 held at the same financial institution which is reported in security deposits in the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company's securities inventory is primarily financed by third party clearing organizations and periodically through repurchase agreements. The amount due to clearing firms at December 31, 2016 is included in payable to broker-dealers and clearing organizations in the accompanying consolidated statement of financial condition.

Furniture and Fixtures, Equipment and Leasehold Improvements

Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Long-Lived Assets and Asset Impairment

Accounting Standards Update ("ASU") 360-10, Impairment and Disposal of Long-Lived Assets provides guidance for impairments of assets that are held for use, held for sale and to be disposed of by other means. ASC 360-10 requires the use of fair value measurements for impairment of assets that are unique and not widely traded. A long-lived asset (group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable, i.e., information indicates that an impairment might exist. As a result, entities are not required to perform an impairment analysis (i.e., test the asset (group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset (group)) is present. Entities are responsible for routinely assessing whether impairment indicators are present and should have systems or processes to assist in the identification of potential impairment indicators. During the year, the Company determined that no assets held for use were impaired.

The Company's treatment of its discontinued operations, which was effective April 1, 2014, falls under the guidance in Subtopic 205-20 which requires reporting discontinued operations separately from continuing operations.

2. Summary of Significant Accounting Policies (Continued)

Derivatives
Derivative financial instruments are recorded at fair value in the consolidated statement of financial condition and are included within securities owned and securities sold, not yet purchased. Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs"), which are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. When a forward contract exists for a when-issued security, such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. The fair value of derivatives is recorded in principal transactions in the consolidated statement of operations on a trade date basis. In addition, in order to mitigate exposure to market risk, the Company enters into various options and futures contracts.

Rent Obligation
The Company has operating lease agreements for office equipment and certain offices which contain provisions for future rent escalations or for periods in which rent payments are abated. The Company records monthly rent expense on a straight line basis equal to the total of the payment due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. The amount of deferred rent included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition at December 31, 2016 is $558,043. The Company also subleases office space offsetting the rental income against the rental expense. The Company provided lease incentives to its sublease tenant which is amortized against rental income over the life of the lease. Lease incentives at December 31, 2016 were $21,017 which is reported in prepaid expenses and other assets in the consolidated statement of financial condition.

State Filing Fees and Local Income Taxes
The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax which is four percent of income after adjusting for non-deductible compensation to members and certain exclusions. In addition, the Company is subject to various states' partnership income taxes where it conducts business.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to such tax examinations by taxing authorities for years prior to the three year statute of limitations and there are presently no ongoing income tax examinations. However, the Company is currently undergoing a New York State sales and use tax audit of which the outcome has not yet been determined. The Company does not expect that any potential tax assessments will have a material impact on the Company's consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities*. The new standard is intended to provide users of financial statements with more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. The new guidance requires equity investments to be measured at fair value with changes in fair value recognized in net income; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the consolidated statement of financial condition or the accompanying notes to the consolidated financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost; and present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when an entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The standard becomes effective for fiscal years beginning after December 15, 2018. The Company does not expect the adoption of ASU 2016-01 to have a material impact on the Company's consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of twelve months or less. All other leases will fall into one of two categories. The first category, financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments. Interest on the liability will be recognized separately from amortization of the asset. Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows. The second category, operating leases, will also require the recognition of an asset and liability measured at the present value of the lease payments and recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis. The standard becomes effective for fiscal years beginning after December 15, 2019. The Company has not evaluated the potential impact of the new provisions on the Company's consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The new standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses valuation account should be deducted from the amortized cost basis of the financial asset(s) and presented at net carrying value. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The standard becomes effective for fiscal years beginning after December 15, 2021. The Company does not expect the adoption of ASU 2016-13 to have a material impact on the Company's consolidated financial statements.

3. Receivable From/Payable to Broker-Dealers and Clearing Organizations

Amounts receivable due from and payable to broker-dealers and clearing organizations and at December 31, 2016 consist of the following:

	Receivable	Payable
Clearing deposits - cash	$ 606,487	$ -
Receivables from broker-dealers	496,258	-
Payable to clearing organization	-	694,337,308
	$ 1,102,745	$ 694,337,308

4. Fair Value Measurements

Financial Accounting Standard Boards, Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1, which are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

Level 1 - Unadjusted quoted prices in active market for identical assets or liabilities. Level 1 assets and liabilities consist of U.S. government and federal agencies that are highly liquid and are actively traded in OTC markets. Level 1 also includes TBAs which are traded in an actively quoted market.

4. Fair Value Measurements (Continued)

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain mortgaged backed securities, corporate obligations, selected collateralized mortgage backed securities, and asset backed securities with recent sales activity, and investment grade and asset backed corporate bonds. Also included are interest rate futures.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of the fair value requires significant management judgement or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumption a market participant would use in pricing the asset or liability. Level 3 assets consist of non-investment grade corporate asset backed bonds with par values of less than 95, and equity stocks and warrants along with non-marketable municipal bonds.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Balance at December 31, 2016
Securities owned, at fair value				
Commercial mortgage backed	$ -	$ 115,874	$ 108	$ 115,982
Common stock:				
Publicly traded	20,720	-	32,258	52,978
Privately held	-	-	60,000	60,000
Corporate asset-backed debt securities	-	23,118,471	671	23,119,142
Corporate obligations	-	10,058,309	-	10,058,309
Federal agency mortgage-backed	-	278,039,991	-	278,039,991
Municipal bonds	-	20,716,020	326,555	21,042,575
Preferred stock	168,960	-	-	168,960
US Government and federal agencies	1,094,567	957,548,859	-	958,643,426
Warrants:				
Publicly traded	-	-	145,802	145,802
Privately held	-	-	8,761	8,761
Total securities owned, at fair value	$ 1,284,247	$ 1,289,597,524	$ 574,155	$ 1,291,455,926
Securities sold, not yet purchased, at fair value				
Corporate obligations	$ -	$ 2,012,500	$ -	$ 2,012,500
Futures contracts	-	37,650	-	37,650
US government and federal agencies	452,362,369	-	-	452,362,369
Total securities sold, not yet purchased, at fair value	$ 452,362,369	$ 2,050,150	$ -	$ 454,412,519

4. Fair Value Measurements (Continued)

Corporate asset-backed debt securities
Securities backed by commercial loans and assets which include tranches of varying levels of subordination. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized predominantly in Level 2.

Corporate obligations
Securities issued by corporations which are unsecured and are based on the credit worthiness of the issuer. Significant inputs include recent transaction prices for the same or bonds with comparable underlying characteristics, yields of similar bonds, and liquidity of the issue. These securities are characterized predominantly in Level 2.

Federal agency mortgage-backed
Securities backed by pools of residential mortgages, typically called Collateralized Mortgage Obligations ("CMO") which include tranches of varying levels of subordination. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. These securities are characterized predominantly in Level 2.

Municipal Bonds
Securities issued by states and municipalities. The fair value of these securities is generally determined based upon recently executed transactions, interest rates and credit worthiness of the issuer. These securities are characterized predominantly in Level 2.

US Government and federal agencies
Securities backed by a pool of residential mortgages, US government treasury securities and TBAs. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. TBAs are traded in active quoted market and therefore generally classified as Level 1. The other securities are characterized predominantly in Level 2.

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market ("OTCBB") are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Warrants that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

4. Fair Value Measurements (Continued)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016:

	Balance, January 1, 2016	Purchases, Issuances, and Settlements	Net gains or (losses) (realized and unrealized)(1)	Return of principal	Transfers in(out), net	Balance, December 31, 2016
Commercial mortgage backed/corporate asset backed	$ 920,417	$ (459,265)	$ (455,348)	$ (5,025)	$ -	$ 779
Common Stock	136,200	(104,000)	64,558	-	(4,500)	92,258
Municipal bonds	-	315,000	11,555	-	-	326,555
Warrants	200,114	(21,142)	(28,909)	-	4,500	154,563
	$ 1,256,731	$ (269,407)	$ (408,144)	$ (5,025)	$ -	$ 574,155

(1) Realized and unrealized gains/(losses) are reported in Principal transactions in the Consolidated Statement of Operations.

Changes in net unrealized losses on Level 3 assets still held at December 31, 2016 amounted to $65,879.

5. Derivatives

The Company utilizes derivatives to meet the needs of customers, for trading strategies and for economic hedging strategies to actively manage its market and liquidity exposures.

The following table summarizes the derivatives included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition at December 31, 2016:

	Number of Contracts	Notional	Fair Value
Purchase Contracts			
When issued securities	4	$ 46,509,002	$ 10,013
Sale Contracts			
TBA agreements	59	$ 446,409,840	$ 995,997
IMM Eurodollar futures contracts	20	20,000,000	37,650
	79	$ 466,409,840	$ 1,033,647

6. Securities Sold Under Repurchase Agreements

The Company enters repurchase agreements to finance certain inventory. Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") are presented on a net-by-counterparty basis when a legal right of offset exists and are accounted for as collateralized financing transactions and recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be provided, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves or returns excess collateral from/to counterparties, when appropriate.

At December 31, 2016, the fair value of financial instruments pledged as collateral by the Company on repurchase agreements was approximately $70,200,000.

The following table provides detail on the composition of the outstanding repurchase agreements at December 31, 2016:

	2016					
	Remaining Contractual Maturity of the Agreements					
Repurchase agreements and Repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. Treasury and federal agency securities	$ -	$ -	$ -	$ -	$ 65,604,961	$ 65,604,961
Total borrowings	$ -	$ -	$ -	$ -	$ 65,604,961	$ 65,604,961

7. Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2016 consist of the following:

Receivables and other assets	$ 1,537,425
Employee loans and advances	1,513,841
Prepaid expenses	610,485
Prepaid rent	146,919
Deferred occupancy costs	53,616
	$ 3,862,286

8. Furniture and Fixtures, Equipment and Leasehold Improvements

Furniture and fixtures, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2016 are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 Years	$ 380,183
Computer equipment	3-5 Years	1,840,031
Leasehold improvements	5 Years	1,374,328
Total, at cost		3,594,542
Less accumulated depreciation and amortization		1,608,318
Total Furniture and Fixtures, Equipment and Leasehold Improvements, net		$ 1,986,224

9. Subordinated Borrowings

On November 25, 2015, the equity members of the Company entered into satisfactory subordination loan agreements based on their pro-rata ownership percentage with the Company. The loans aggregating $12,000,000 have a three year term, mature on November 26, 2018 and carry an annual interest rate of 9% payable monthly.

The subordinated borrowings are available in computing net capital under the SEC Net Capital Rule, 15c3-1. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements; they may not be repaid without prior written approval of FINRA. The fair market value of the subordinated borrowings is $12,000,000. Interest payable to members aggregating $91,475 is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

10. Related Party Transactions

The Company provides and receives certain management and administrative services to and from an affiliate.

The Company has a management service and reimbursement agreement with Brean Strategic Advisors, LLC ("BSA") to perform various administrative functions and provide certain facilities, equipment and other shared expenses. At December 31, 2016, $1,044,993 was included in due from affiliate in the consolidated statement of financial condition.

During the year, the Company leased office space from its member, BMUR Holdings, Inc. ("BMUR"). The Company also has a payable to BMUR, which is primarily comprised of building operating services. At December 31, 2016, approximately $31,000 payable to BMUR was included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

11. Net Capital Requirement

The Company is subject to the net capital requirement of Rule 15c3-1 promulgated under the Securities Exchange Act (the "Net Capital Rule"), as well as Commodity Futures Trading Commission's net capital requirements ("Regulation 1.17"), which require the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $29,036,738, which was $27,944,362 in excess of its required minimum net capital of $1,092,376. The Company's percentage of aggregate indebtedness to net capital was 56.43%. Based upon the activities of the Company, its minimum requirement under Regulation 1.17 is the same as under the Net Capital Rule at December 31, 2016.

12. Commitments and Contingencies

Lease Commitments

The Company has obligations under operating leases with initial non-cancelable terms, relating to its offices located in New York, Los Angeles, Memphis and various other locations which expire through November 2021. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses. The Company also has non-cancelable operating leases for use of office equipment.

In December 2016, the Company relocated its headquarters in New York upon expiration of the previous lease. The new lease commenced on June 1, 2016 and expires on November 15, 2021. The Company has a letter-of-credit agreement for $863,694 used in lieu of a security deposit which is included in security deposits in the consolidated statement of financial condition.

Future minimum payments for office space and equipment rental under these leases in each of the years subsequent to December 31, 2016 are as follows:

	*Future Minimum Lease Payaments	Sublease Rental Income	Net Lease Payment
2017	$ 2,999,936	$ 509,887	$ 2,490,049
2018	2,120,915	85,380	2,035,535
2019	1,878,334	-	1,878,334
2020	1,825,188	-	1,825,188
2021	1,673,089	-	1,673,089
Total	$ 10,497,462	$ 595,267	$ 9,902,195

* Future minimun lease payments exlcude month-to-month cancellable leases.

12. Commitments and Contingencies (Continued)

Litigation, Indemnifications and Other Contingencies
In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party or otherwise involved will have a material adverse effect on its financial position, results of operations and cash flows, although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on the Company's operating results in that period.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company has outstanding letters-of-credit agreements for $1,191,484 used in lieu of a security deposit for two of its offices.

13. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs, securities purchased and sold on a when-issued basis ("when-issued securities") and interest rate options and futures. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2016 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016.

13. Financial Instruments with Off-Balance Sheet Risk (Continued)

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There is no margin accounts guaranteed by the Company other than just described at December 31, 2016.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. Discontinued Operations

Effective April 1, 2014, the Company's management discontinued the operations of its wholly-owned subsidiaries, Brean Murray Investment Consultancy (Shanghai) Co., Ltd., a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd., a corporation organized in China in 2011.

15. Discontinued Operations (Continued)

Total assets of BMICS and XBMCIC were approximately $12,000 at December 31, 2016 which was primarily comprised of cash on hand and are included in prepaid expenses and other assets in the consolidated statement of financial condition. Total liabilities of BMICS and XBMCIC were approximately $101,000 at December 31, 2016 which were primarily comprised of accrued expenses and are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

The following table summarizes the changes in the Company's liability related to discontinued operations for the year ended December 31, 2016:

Balance, January 1, 2016	$ 150,000
Less: Payments for occupancy, legal, consulting and filing fees	(108,899)
Add: Additional expense accruals for occupancy, legal, consulting and filing fees	60,000
Balance, December 31, 2016	$ 101,101

16. Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the consolidated statement of financial condition through February 28, 2017, the date the consolidated statement of financial condition was available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its consolidated statement financial condition.

In January 2017, the Company entered into a non-cancelable sublease agreement at its Los Angeles, CA location. The sublease commenced on January 1, 2017 and expires August 1, 2018, the expiration date of the original lease. At December 31, 2016, approximately $34,000 of security deposit and prepaid rent received was included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.